UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

EnSync, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

98876R204

(CUSIP Number)

Ann An

Melodious Investments Company Limited

45F, China Resources Building , 26 Harbour Road,

Wan Chai, Hong Kong

Telephone: +852- 39566768

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 98876R204

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melodious Investments Company Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,000,000 shares of common stock1
	9	Sole dispositive power 0
	10	Shared dispositive power 8,000,000 shares of common stock1
11	Aggregate amount beneficially owned by each reporting person 8,000,000 shares of common stock1
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.7%2
14	Type of reporting person (see instructions) CO

1.	Consists of 8,000,000 shares of Common Stock held by Melodious Investments Company Limited (“MICL”). See Item 5. MICL is a British Virgin Islands company wholly owned by Melodious International Investments Group Limited (“MII Group Limited”), which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
2.	Percentage calculated based on 48,010,347 shares of Common Stock outstanding as of June 22, 2017 as disclosed in the issuer’s registration statement on Form S-3 filed with the Securities Exchange and Commission on June 23, 2017.

SCHEDULE 13D/A

CUSIP No. 98876R204

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melodious International Investments Group Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,000,000 shares of common stock1
	9	Sole dispositive power 0
	10	Shared dispositive power 8,000,000 shares of common stock1
11	Aggregate amount beneficially owned by each reporting person 8,000,000 shares of common stock1
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.7%2
14	Type of reporting person (see instructions) CO

1.	Consists of 8,000,000 shares of Common Stock held by MICL. See Item 5. MICL is a British Virgin Islands company wholly owned by MII Group Limited, which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
2.	Percentage calculated based on 48,010,347 shares of Common Stock outstanding as of June 22, 2017 as disclosed in the issuer’s registration statement on Form S-3 filed with the Securities Exchange and Commission on June 23, 2017.

SCHEDULE 13D/A

CUSIP No. 98876R204

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jilun He
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,550,993 shares of common stock
	8	Shared voting power 8,000,000 shares of common stock1
	9	Sole dispositive power 8,550,993 shares of common stock
	10	Shared dispositive power 8,000,000 shares of common stock1
11	Aggregate amount beneficially owned by each reporting person 16,550,993 shares of common stock2
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 34.5%3
14	Type of reporting person (see instructions) IN

1.	Consists of 8,000,000 shares of Common Stock held by MICL. See Item 5. MICL is a British Virgin Islands company wholly owned by Melodious International Investments Group Limited (“MII Group Limited”), which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.
2.	Consists of (i) 8,550,993 shares of Common Stock held by Jilun He, and (ii) 8,000,000 shares of Common Stock held by MICL.
3.	Percentage calculated based on 48,010,347 shares of Common Stock outstanding as of June 22, 2017 as disclosed in the issuer’s registration statement on Form S-3 filed with the Securities Exchange and Commission on June 23, 2017.

This Amendment No. 6 (the “Amendment”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of EnSync, Inc., a Wisconsin corporation (the “Issuer”) is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of each of Melodious Investments Company Limited (“MICL”), Melodious International Investments Group Limited (“MII Group Limited”), and Jilun He on September 19, 2016 and as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 filed with the Commission on September 29, 2016, October 11, 2016 October 18, 2016 November 9, 2016 and November 23, 2016, respectively (the “Schedule 13D”). Except as set forth in this Amendment No.6, there has been no material change in the facts set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

Pursuant to the Purchase Agreement, MICL sold the Sale Preferred Shares to SPI, at a price of $1,033.63 per each Sale Preferred Share, on July 10, 2017.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

(a) and (b). The following disclosure assumes that there were 48,010,347 shares of Common Stock outstanding as of June 22, 2017 as disclosed in the Issuer’s registration statement on Form S-3 filed with the Commission on June 23, 2017.

MICL is the direct owner of the Sale Common Shares. MICL and MII Group Limited are deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 8,000,000 shares of Common Stock, representing 16.7% of the Issuer’s total issued and outstanding shares of Common Stock.

Jilun He is the direct owner of 8,550,993 Common Stock and the indirect owner of the Sale Common Shares. Jilun He has the sole power vote or to direct the vote or dispose or direct the disposition of 8,550,993 shares of Common Stock, and is deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 8,000,000 shares of Common Stock, an aggregate of which representing 34.5% of the Issuer’s total issued and outstanding shares of Common Stock.

Except as disclosed in Items 5(a) and 5(b), none of the Reporting Persons has beneficially own any Common Stock, or has the right to acquire any Common Stock, nor presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which it may be deemed to beneficially own.

(c) The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference in this Item 5(c).

Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Common Stock or other securities of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2017

Jilun He

By:	/s/ Jilun He

Melodious International Investments Group Limited

By:	/s/ Jilun He
Name:	Jilun He
Title:	Director

Melodious Investments Company Limited

By:	/s/ Jilun He
Name:	Jilun He
Title:	Director